1095 Avenue of the Americas
New York, NY 10036
Peter M. Carlson
Executive Vice President and
Chief Accounting Officer
pcarlson@metlife.com
June 13, 2011
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File Number: 001-15787
Dear Mr. Rosenberg:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated May 27, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)
In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Item 7. Management’s Discussion and Analysis
Industry Trends
Mortgage and Foreclosure-Related Exposures, page 77
1.	You disclose on page 77 that other than repurchase obligations which are subject to indemnification by sellers of acquired assets...(your) exposure to repurchase obligations and losses related to origination deficiencies is limited to the approximately $52 billion of loans originated by MetLife Bank (all of which have been originated since August 2008) and to servicing deficiencies after the date of acquisition, and management is satisfied that adequate provision has been made in the Company’s consolidated financial statements for all probable and reasonably estimable repurchase obligations and losses. Please disclose the following within your Notes:
•	The amount of your accrual for loan repurchases as of December 31, 2010, and the impact of loan repurchases on your results of operations for each period presented;

•	The amount of loans you repurchased in each period presented;

•	The amount of loans for which the acquirers of your originated loans are seeking to be reimbursed by you; and

•	Your methodology for estimating the accrual for loan repurchases.
Management Response:
Repurchase obligations related to residential mortgage loans result from honoring origination representations and warranties made at the time of sale. These representations and warranties can also be honored by indemnifying the purchaser and compensating them for losses through a “make-whole” payment. The Company establishes reserves at the time of sale for total anticipated life-of-loan losses due to repurchases and indemnifications. These reserves are re-evaluated each quarter for adequacy. The reserves are released when repurchase demands or indemnifications are honored (“charge-offs”), or when loans prepay and the exposures are eliminated.
Significant drivers of repurchase exposure include the volume of loan sales and prepayments, product guidelines, underwriting quality, and the investors’ quality control or compliance process. Internal models are used to estimate losses for groups of loans with similar risk characteristics (“pools”), typically based on investor, product type, and origination channel. The model is a vintage analysis that tracks historical information within these pools by year of origination / sale, including such information as self-reported violations, borrower misrepresentations, volume of repurchase demands, and the timing and amount of actual losses. This information is used to project future losses on outstanding loan balances subject to representations and warranties. The reserves that are estimated using the historical loss experience are further adjusted for any changes deemed appropriate due to deterioration or improvement in the credit quality of the outstanding loans, significant changes in underwriting standards or in investor contractual terms, and changes in the general economic environment which suggest higher or lower incidence of prepayments, defaults, fraud, or aggressive investor demands.
The Company began originating and selling mortgages in 2008 and had reserves of $56 million, $34 million and $2 million at December 31, 2010, 2009 and 2008, respectively. Most of the growth in our reserves is due to new loan sales. The Company incurred charge-offs of $10 million, $6 million and $0 for the years ended December 31, 2010, 2009, and 2008, respectively. The Company repurchased or provided make-whole payments on loans with principal amounts of $28 million, $26 million and $0 for the years ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010, there were $20 million in loans for which the acquirers of the Company’s originated loans are seeking to be reimbursed. Management expects that a significant portion of these claims will be successfully defended.
Based on the immateriality of the Company’s exposures, we do not believe that significant expansion of our disclosure would be helpful to the reader. However, in order to provide useful information to the reader regarding the magnitude of the Company’s exposures, commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2011, we will add the following disclosure to Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends — Mortgage and Foreclosure-Related Exposures:
Reserves for representation and warranty repurchases and indemnifications were $[ ] million and $56 million at June 30, 2011 and December 31, 2010, respectively.

Composition of Investment Portfolio and Investment Portfolio Results
Fixed Maturity and Equity Securities, Available for Sale
Fixed Maturity Securities Credit Quality — Ratings, page 132
2.	On page 133 you present a table of fixed maturity securities, based on estimated fair value, by sector classification and by NRSRO designation and the equivalent designations of the NAIC. Please tell us whether you perform an analysis, including considering current market credit spreads, for your investments, to determine either that the ratings assigned by the third party credit rating agencies are reasonable or to otherwise determine the credit quality of your investments. If so, please summarize for us the procedures you perform. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.
Management Response:
The Company internally rates fixed maturity securities within certain asset sectors for the purpose of making investment recommendations (i.e., buy, sell and hold actions). The Company does not use its internal ratings to adjust ratings obtained from NRSRO and NAIC that are used in the Company’s Form 10-K disclosures, such as those on page 133 of the 2010 Form 10-K.
The Company independently analyzes fixed maturity securities in which it invests and, for certain asset sectors, assigns an internal rating. The Company has internal research teams which are specialized by asset sectors (e.g., public corporate, private corporate and structured securities) and those teams perform independent fundamental analyses on issuers in their particular sectors. NAIC ratings and NRSRO research, ratings and rationale are just a few of the inputs in the Company’s process to develop its internal ratings.
The procedure for analyzing fixed maturity securities generally includes an evaluation of both quantitative and qualitative factors, including:
•	Evaluating offering documents and other materials describing the securities;

•	Performing an independent forecast of cash flows required to repay the obligations represented by these securities;

•	Conducting a sensitivity analysis to determine resilience of such securities in adverse environments;

•	Assessing qualitative factors related to securities such as country risk, industry factors and competitive position; and

•	Determining whether loss adjusted returns expected from the securities are appropriate.

In addition, the Company monitors and, if necessary, revises internal ratings in light of changes in the issuer’s performance, industry dynamics and economic events, among other factors.
The Company has a long practice of internally rating the following fixed maturity securities sectors: corporate securities, foreign government, RMBS, CMBS and ABS; and a more recent process to internally rate state and political subdivision securities. Only a portion of the state and political subdivision securities portfolio had been internally rated as of December 31, 2010. The Company does not internally rate U.S. Treasury and agency securities. While structured securities (RMBS, CMBS and ABS) are internally rated, the Company’s internal scale consists of five gradients and does not correspond to the NRSRO rating scale of eight letter gradients. While appropriate risk management review had been completed prior to the Company’s acquisition of American Life Insurance Company on November 1, 2010 and updated as necessary through year end 2010, only a portion of the international fixed maturity security portfolio was internally rated as of December 31, 2010.
The Company does not have a formal process to compare its internal ratings to the NRSRO ratings. However, we consider a 3 notch, or more, difference between our internal rating and the NRSRO rating to be a significant difference. In this context, a 3 notch difference is, for example, the difference between A1 and Baa1, using the Moody’s Investor Service rating scale. For the domestic fixed maturity security portfolio for which a comparable scale internal rating was available (U.S. corporate securities, foreign corporate securities and foreign government securities) the amortized cost and estimated fair value of the fixed maturity securities with a 3 notch, or more, difference between the Company’s internal rating and the NRSRO rating as of December 31, 2010, are as follows:

	Amortized	Estimated
	Cost	Fair Value
	(In Millions)

Internal rating 3 or more notches above NRSRO rating	$5,361	$4,932
As % of portfolio with a comparable internal scale	4.9%	4.3%

Internal rating 3 or more notches below NRSRO rating	$1,640	$1,751
As % of portfolio with a comparable internal scale	1.5%	1.5%
In general, the Company’s internal ratings can be different from NRSRO ratings, as the Company’s process reflects its own judgment of the credit risk. In addition, the aforementioned ongoing monitoring process can result in faster changes to our internal ratings than we have observed in changes to NRSRO ratings for individual issuers and securities.

Investments
Composition of Investment Portfolio and Investment Portfolio Results
Mortgage Loans
Mortgage Loan Credit Quality — Restructured, Potentially Delinquent, Delinquent or Under Foreclosure, page 143
3.	For your loan modification activity, please revise your disclosure to address the following:
•	The types and amount of loans for which you modified the original terms of the contract;

•	Quantify the default and/or success rates of these loan modifications; and

•	Clarify whether these modified loans are in your performing portfolio.
Management’s Response:
The table on page 144 presents, for each of the mortgage loan portfolio segments, the following four loan classifications: performing, restructured, potentially delinquent and delinquent or under foreclosure. As noted on page 144, the Company defines restructured mortgage loans as loans in which the Company, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The “restructured” line item in the table includes the performing modified loans, which are substantially all of the modified loans, whereas non performing modified loans are included either in the “potentially delinquent” or “delinquent or under foreclosure” line items.
Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2011, we will add the following footnotes (a), (b) and (c) (highlighted in bold) to the table in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations- Investments-Composition of Investment Portfolio and Investment Portfolio Results-Mortgage Loans-Mortgage Loan Credit Quality — Restructured, Potentially Delinquent, Delinquent or Under Foreclosure:

The following table presents the recorded investment and valuation allowance for all mortgage loans held-for-investment distributed by the above stated loan classifications at:

	December 31,
	2010				2009
				% of				% of
	Recorded	% of	Valuation	Recorded	Recorded	% of	Valuation	Recorded
	Investment	Total	Allowance	Investment	Investment	Total	Allowance	Investment
	(In millions)
Commercial:
Performing	$37,489	99.1%	$528	1.4%	$35,066	99.7%	$548	1.6%
Restructured (a)	93	0.2	6	6.5%	—	—	—	—%
Potentially delinquent	180	0.5	28	15.6%	102	0.3	41	40.2%
Delinquent or under foreclosure	58	0.2	—	—%	8	—	—	—%

Total	$37,820	100.0%	$562	1.5%	$35,176	100.0%	$589	1.7%

Agricultural (1):
Performing	$12,486	97.9%	$35	0.3%	$11,950	97.5%	$33	0.3%
Restructured (b)	33	0.3	8	24.2%	36	0.3	10	27.8%
Potentially delinquent	62	0.5	11	17.7%	128	1.0	34	26.6%
Delinquent or under foreclosure (b)	170	1.3	34	20.0%	141	1.2	38	27.0%

Total	$12,751	100.0%	$88	0.7%	$12,255	100.0%	$115	0.9%

Residential (2):
Performing	$2,221	96.2%	$12	0.5%	$1,389	94.4%	$16	1.2%
Restructured (c)	4	0.2	—	—%	1	0.1	—	—%
Potentially delinquent	4	0.2	—	—%	10	0.7	—	—%
Delinquent or under foreclosure (c)	79	3.4	2	2.5%	71	4.8	1	1.4%

Total	$2,308	100.0%	$14	0.6%	$1,471	100.0%	$17	1.2%

(1)	Of the $12.8 billion of agricultural mortgage loans outstanding at December 31, 2010, 53% were subject to rate resets prior to maturity. A substantial portion of these mortgage loans have been successfully renegotiated and remain outstanding to maturity.

(2)	Residential mortgage loans held-for-investment consist primarily of first lien residential mortgage loans, and to a much lesser extent, second lien residential mortgage loans and home equity lines of credit.

(a)	As of December 31, 2010, restructured commercial mortgage loans were comprised of five restructured loans, all of which were performing.

(b)	As of December 31, 2010, restructured agricultural mortgage loans were comprised of five restructured loans, all of which were performing. Additionally, as of December 31, 2010, delinquent or under foreclosure agricultural mortgage loans included two restructured loans with a recorded investment of $29 million, which were not performing. As of December 31, 2009, restructured agricultural mortgage loans were comprised of two restructured loans, both of which were performing.

(c)	As of December 31, 2010, restructured residential mortgage loans were comprised of twelve previously restructured loans, all of which were performing. As of December 31, 2009, restructured residential mortgage loans were comprised of four restructured loans, all of which were performing. Additionally, as of December 31, 2009, delinquent or under foreclosure residential mortgage loans included seven restructured loans with a recorded investment of $2 million, which were not performing.

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
1. Business, Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies and Critical Accounting Estimates
Investments
Mortgage Loans — Mortgage Loans Held-For-Investment
Commercial, Agricultural and Residential Mortgage Loans, page F-14
4.	Regarding your non-specific valuation allowance established for pools of loans with similar risk characteristics, you disclose on page F-15 that you typically use ten years, or more, of historical experience, in these evaluations. Please revise your disclosure to discuss the extent to which you adjust your calculations to give greater weight to the most recent years. Given that the recent credit environment represented by the later years in your 10-year look-back period was significantly different than the earlier years in your look-back period, please provide a comprehensive discussion of your views and judgments in making your ultimate determination whether to adjust or apply weighting to the look-back period.
Management Response:
For the commercial mortgage loan portfolio, which comprises over 70% of our total held-for-investment loan portfolio, adjustments to reflect recent experience are time lag and trend in loss and recovery. The Company’s surveillance program requires the collateral securing commercial mortgage loans to be re-evaluated annually. The Company performs this evaluation on a rolling basis, with a portion of the commercial loan mortgage portfolio evaluated each quarter. The lag created by rolling annual reviews may result in impacts of a changing market not being reflected on a continual basis. Additionally, the long-term historic loss severities may not reflect the most recent experience. Overall the historic-based methodology to establish non-specific valuation allowances is considered valid. However, as an example, due to the time lag of the rolling annual reviews, management considers it appropriate to review on a quarterly basis, and if appropriate, make adjustments for these and other common factors as described below in the additional disclosure. These adjustments are then applied to determine a final quarterly portfolio segment level non-specific valuation allowance. Since the historic-based methodology is considered valid, each factor is limited to an adjustment within a range of -20% to +20% and the total adjustment for all the factors combined is limited to a range of -20% to +35% of the non-specific valuation allowance.
Commencing with the Company’s Form 10-K filing for the year ended December 31, 2011, we will add the following disclosure (highlighted in bold) to Note 1 “Business, Basis of Presentation and Summary of Significant Accounting Policies — Investments — Mortgage Loans — Mortgage Loans Held-For-Investment — Commercial, Agricultural and Residential Mortgage Loans” (on page F-15 in the 2010 Form 10-K):

Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Specific valuation allowances are established using the same methodology for all three portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan’s original effective interest rate, (ii) the estimated fair value of the loan’s underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan’s observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company’s experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.
For commercial and agricultural mortgage loans, the Company typically uses ten years or more of historical experience in establishing non-specific valuation allowances. For commercial mortgage loans, twenty years of historical experience is used which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For agricultural mortgage loans, ten years of historical experience is used which captures a full economic cycle. For evaluations of agricultural loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. For commercial and agricultural mortgage loans, on a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for each portfolio segment level. For evaluations of residential mortgage loans, the key inputs of expected frequency and expected loss reflect current market conditions, with expected frequency adjusted, when appropriate, for differences from market conditions and the Company’s experience.

Commercial and Agricultural Mortgage Loans, page F-15
5.	You disclose for commercial loans, your primary credit quality indicator is the debt service coverage ratio, which compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. You also disclose the values utilized in calculating these ratios are developed in connection with the ongoing review of the commercial loan portfolio and are routinely updated. Based on your disclosure on page F-77, it appears loan-to-value ratios are also a credit quality indicator for commercial mortgage loans. Please revise your disclosure to specifically state the date or range of dates on which the debt service coverage ratios, loan-to-value ratios, and values utilized in calculating these ratios were updated. In this regard, specifically clarify what you mean by ongoing and routinely. Refer to ASC 310-10-50-29(c).
Management Response:
Commencing with the Company’s Form 10-K filing for the year ended December 31, 2011, we will add the following disclosure (highlighted in bold) to Note 1 “Business, Basis of Presentation and Summary of Significant Accounting Policies — Investments — Mortgage Loans — Mortgage Loans Held-For-Investment — Commercial and Agricultural Mortgage Loans” (on page F-15 of the 2010 Form 10-K):
For commercial loans, the Company’s primary credit quality indicator is the debt service coverage ratio, which compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan’s unpaid principal balance is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan’s unpaid principal balance. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

Real Estate Joint Ventures and Other Limited Partnership Interests, page F-17
6.	You disclose that you use the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which you have a minor equity investment and virtually no influence over the joint ventures or the partnership’s operations. Please tell us how you considered the guidance in ASC 944-325-30-1 and 944-325-35-1 in not accounting for these investments at fair value.
Management Response:
The Company’s investments in real estate joint ventures and other limited partnership interests are in unincorporated entities, which are generally accounted for using the equity method of accounting.
Consistent with the SEC staff’s position as indicated by the SEC Staff at Emerging Issues Task Force (EITF) Meetings, we account for all limited partnership interests using the equity method except in cases where our interest is so minor that we have virtually no influence over the partnerships’ operating and financial policies. In cases where we have virtually no influence, the Company analyzes its investments in these partnerships to determine whether they have characteristics of an equity security such that they would be carried at fair value per ASC 944-325-30-1 and 944-325-35-1.
The Company has concluded that based on the nature and structure of these investments some of these investments fail to meet one or more of the characteristics of an equity security as defined in the FASB Master Glossary. For example, the Company believes that transferability may be limited for some of these investments since there is not a readily available market and the consent of the general partner or other interest holders may be required in order to sell the Company’s interest. As such, the Company’s policy has been to carry limited partnership interests in which the Company has a minor investment and virtually no influence over partnership operating or financial policies at cost and classify such investments within the Real Estate and Real Estate Joint Ventures or the Other Limited Partnership Interests (for non-real estate related investments) line items and not as equity securities. In formulating this classification policy, in addition to the nature and structure of the investments, the Company also considered the materiality of the investments as well as the difference between estimated fair value and cost (as disclosed in pages F-129 and F-130 of the 2010 Form 10-K).

2. Acquisitions and Dispositions
2010 Acquisition of ALICO
Recording of Assets Acquired and Liabilities Assumed
Identified Intangibles, page F-44
7.	Regarding the $4.4 billion negative VOBA recorded at the acquisition date, please address the following:
•	Tell us the nature of the business and when it was written regarding the “certain acquired blocks of business” for which negative VOBA was recorded and why the fair value of liabilities associated with this business exceeded the “initial policy reserves assumed.”

•	Tell us your accounting policy for recording the “initial policy reserves assumed” for these blocks of business and how recording negative VOBA complied with ASC 944-805-30-1.

•	Disclose in what circumstances you would amortize the negative VOBA over the approximate consumption of losses included in the liability. Provide us with your accounting analysis related to this method, including references to the accounting literature upon which you relied.

•	Disclose the estimated amortization period for your negative VOBA and the estimated amortization for each of the next five years.
     Management Response:
Approximately 84% of the $4.4 billion of negative VOBA recorded at the acquisition date was attributable to three main product lines (as more fully described below), all associated with acquired businesses in Japan. The remaining 16% is attributable to various lines of business throughout the world, nearly all individually comprising less than 0.5% of the total. For purposes of applying the provisions of ASC 944-805-30-1, the “initial policy reserves assumed” for these blocks of business was the “accrued account balance”, as defined in ASC 944-40-25-13 and, if applicable, any guaranteed minimum benefit (GMXB) liabilities associated with the block of policies accounted for in accordance with the Company’s accounting policies. To the extent the fair value of these acquired blocks of business exceeded the initial policy reserves assumed, an additional liability, described by the Company as negative VOBA, was established as prescribed by ASC 944-805-30-1b. The following summarizes the major blocks of businesses for which negative VOBA was recorded and describes why the fair value of the liabilities associated with these blocks of business exceeded the initial policy reserves assumed:
•	Fixed Annuities — This block of policies was written between 1999 and 2010 and is accounted for as an Investment-type contract in accordance with ASC 944-40. With a fixed rate of return being credited to the policyholders, a decrease in market interest rates since the time of issuance was the primary driver that resulted in the fair value of the liabilities associated with this block of business being significantly greater than the initial policy reserve assumed at the acquisition date.
•	Interest Sensitive Whole Life and Retirement Savings Products — These blocks of policies were written between 1993 and 2010 and are accounted for as Universal Life-type and Investment-type contracts, respectively, in accordance with ASC 944-40. These contracts contain GMXB features that are accounted for under ASC 944-40-30-20, which prescribes that the reserve increase ratably over the life of the policies in relation to future gross revenues. In contrast, the fair value of the GMXB component of the initial reserve represents the amount that would be required to be transferred to a market participant to assume the full liability at the acquisition date, implicitly incorporating market participant views as to all expected future cash flows. This results in a fair value significantly in excess of the GMXB liability as determined under ASC 944-40-30-20.
For these lines of business, the negative VOBA is being amortized in accordance with ASC 944-805-35-1, which requires that the amortization should be “on a basis consistent with the related insurance liability”. The negative VOBA is being amortized in proportion to either the in-force (Universal Life-type contracts), or the accrued account balance (Investment-type contracts), such that decreases in the in-force or accrued account balance over the life of the policies will result in a ratable reduction of the negative VOBA balance over the same time period. This accounting is analogous to the guidance in ASC 944-605-35-1, which requires unearned revenue liabilities to be amortized into income in constant relationship with insurance in-force (life contracts) or with the expected future benefit payments (annuities).

Commencing with the Company’s Form 10-K for the year ending December 31, 2011, we will add the following disclosure to Note 6, “Deferred Policy Acquisition Costs and Value of Business Acquired”:
The weighted average amortization period for negative VOBA as of November 1, 2010 was [ ] years. The estimated future amortization of credit to expenses recorded in other expenses for the next five years for negative VOBA is $[ ] million in 2012, $[ ] million in 2013, $[ ] million in 2014, $[ ] million in 2015 and $[ ] in 2016.

16. Contingencies, Commitments and Guarantees
Contingencies
Litigation, page F-165
8.	You disclose estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. You also disclose it is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at December 31, 2010. It appears your threshold for disclosure is whether you can estimate possible losses or ranges of loss with a reasonable degree of certainty. We do not believe this criterion is consistent with the guidance in ASC 450. Please revise your disclosure to either provide an estimate of the possible loss or range of loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the possible loss or range of loss.
Management Response:
In accordance with ASC 450, the Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company discloses the nature of material litigation and regulatory related loss contingencies if there is at least a reasonable possibility that a loss may have been incurred. As set forth in the Company’s 2010 Form 10-K, Note 16, Contingencies, Commitments and Guarantees, the Company has disclosed significant qualitative information regarding loss contingencies that meet the reasonably possible standard, including by way of example case captions, the nature of claims, and the procedural posture, and the Company has disclosed non-prejudicial quantitative information.
The Company believes that both users and preparers of financial statements share an interest in preventing prejudicial disclosure of information that could affect the value of the contingency itself, such as information that would provide adversaries with unfair advantages in litigation, thereby harming the interests of shareholders and other investors. Nevertheless, in future filings, beginning with its Form 10-Q filing for the quarterly period ended June 30, 2011, the Company will provide either (1) an estimate of the possible loss or range of loss for such material loss contingency matters in excess of any amounts accrued, on an aggregated basis; or (2) if such an estimate is not possible, the Company will disclose that it is unable to estimate the possible loss or range of loss.
Commencing with the Company’s Form 10-Q filing for the quarter ended June 30, 2011, we will add the following disclosure to the “Contingencies, Commitments and Guarantees” note:
The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated at June 30, 2011. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on the Company’s financial position.
     Matters as to Which an Estimate Can Be Made
For some of the matters disclosed below, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of June 30, 2011, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for these matters to be approximately $[ ] - $[ ].
     Matters as to Which an Estimate Cannot Be Made
For other matters disclosed below, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

*****
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.
Sincerely,
/s/ Peter M. Carlson

Peter M. Carlson
cc: William J. Wheeler